DynaMotive Energy Systems Corporation

                                                FORM 6-K

                                              UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                                           -----------------

                                    REPORT OF FOREIGN PRIVATE ISSUER
                                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                                   THE SECURITIES EXCHANGE ACT OF 1934
                                            FOR April 29, 2003

                                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                         (Exact name of Registrant as specified in its charter)

                                           -----------------


                                    Suite 105-1700 West 75th Avenue
                                            Vancouver, BC
                                            Canada V6P 6G2
                                            (604) 267-6000
                                (Address of principal executive offices)

                                           -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                                ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable











				FORM 27

                MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                 OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
     -----------------------

    April 29, 2003

3.  Press Release
    -------------

    April 29, 2003

4.  Summary of Material Change
    --------------------------

    Vancouver, BC, Canada  DynaMotive Energy Systems Corporation (OTCBB:
    DYMTF) today announced that it will seek tenders for the fabrication of a 100 tonne per day (tpd) BioOil demonstration plant in British
    Columbia, Canada. The Company had earlier completed the conceptual design for a 100 tpd commercial demonstration plant with international engineering firm Tecna SA in November of 2001. Technical designs have been upgraded to include processing of low grade residues and these designs reflect other process improvements as announced in April and in September 2002. The unit will be part of an integrated 2.5MW pyrolysis energy project in Canada to replace the proposed UK demonstration project given the Company's decision to divest from UK based affiliate Border Biofuels.

    DynaMotive expects the new 100 tpd BioOil plant, capable of producing up to 60,000 litres of BioOil per day (200 Barrel of Oil Equivalent/day), to be completed in the 4th Quarter of 2003 and to be ready to be shipped to the project site. Designed by DynaMotive's Technology Group in cooperation with Tecna and lately with UMA Engineering's BC office, the new plant will incorporate all the design and operational improvements developed in the Company's earlier BioOil pilot plants which have accumulated over 4000 operating hours.


5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release



6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 30th day of April, 2003


                      DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                              (signed)     "Richard CH Lin"
                                            Richard C.H. Lin
                                            Chairman


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.












DYNAMOTIVE ENERGY SYSTEMS CORPORATION           News Release - April 29, 2003
     DynaMotive Announces Fabrication of 100 Tonne Per Day BioOil Plant

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF) today announced that it will seek tenders for the fabrication of a 100 tonne per day (tpd) BioOil demonstration plant in British Columbia, Canada. The Company had earlier completed the conceptual design for a 100 tpd commercial demonstration plant with international engineering firm Tecna SA in November of 2001. Technical designs have been upgraded to include processing of low grade residues and these designs reflect other process improvements as announced in April and in September 2002. The unit will be part of an integrated 2.5MW pyrolysis energy project in Canada to replace the proposed UK demonstration project given the Company's decision to divest from UK based affiliate Border Biofuels.

DynaMotive expects the new 100 tpd BioOil plant, capable of producing up to 60,000 litres of BioOil per day (200 Barrel of Oil Equivalent/day), to be completed in the 4th Quarter of 2003 and to be ready to be shipped to the project site. Designed by DynaMotive's Technology Group in cooperation with Tecna and lately with UMA Engineering's BC office, the new plant will incorporate all the design and operational improvements developed in the Company's earlier BioOil pilot plants which have accumulated over 4000 operating hours.

The architecture of the BioTherm lll system on which the to be constructed plant is based, incorporates industry standard materials, provides high performance, utilizes volume-manufacturing processes and forms the foundation for high volume manufacturing of BioOil production systems. It is expected that the common architecture will allow economies of scale across the DynaMotive product portfolio. The Company expects to market multiple plants based on this design. DynaMotive is currently in early negotiations for two further 100 tpd plants to be located in Canada and the US to follow successful commissioning of the first plant. Modular designs for plants of up to 400 tpd are envisaged.

"DynaMotive's pyrolysis technology can be a cost effective solution to produce greenhouse-gas-neutral energy." said Peter Smith, Senior Vice President, UMA Engineering. "Through our joint marketing, technology reviews, and project management activities, we are committed to apply our capabilities and experience to make this project marketable and profitable. The fabrication of this 100 tpd plant is an important step towards the realization of DynaMotive's business model."

"Having controlled the spending at DynaMotive through our consolidation efforts throughout 2002, it is good to be focusing again all of our efforts in construction and development," said Andrew Kingston, President & CEO of DynaMotive, "Hard decisions had to be made, but I now have a much more optimistic view of DynaMotive's potential over the long term. The construction of a 100 tpd plant in our home market will allow for strong coordination within the construction team and DynaMotive, as well as reduced logistic and construction costs."

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, the Company has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries in a wasteful and costly manner, and to economically convert them into a renewable and environmentally friendly fuel. Proven applications include forestry residues such as wood and bark, and agricultural residues such as sugar cane bagasse and corn stover. The Company has successfully demonstrated conversion of each of these residues into fuel known as BioOil, as well as valuable char, making these residues a renewable and environmentally friendly energy reserve.

For more information on DynaMotive, please call:
Corporate Communications
Tel: (604) 267-6000             Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005            Email: investor@DynaMotive.com
Website: www.DynaMotive.com

In Europe, contact:
Antony Robson                   Managing Director
Tel: (44) (0) 20-7518-9380      Fax:  (44) (0) 20-7518-9381

For US enquiries, contact:
James Acheson
Chief Operating Officer         DynaMotive Corporation
Tel: (323) 460-4900             Fax:  (323) 465-2617
Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.
Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.